Exhibit 99.4

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

YALEA UNDERGROUND DEVELOPMENT SET TO ESTABLISH FIRST MINING FACES

Bamako, Mali, 22 April 2008 - The Yalea underground gold mine being developed at Randgold Resources’ Loulo project in Mali is scheduled to establish its first mining faces in the second quarter of this year, with full production by 2009, Loulo general manager Amadou Konta told a media briefing in the Mali capital today.

A second underground mine, Gara, is currently at final planning stage and is expected to be in production by 2010. Together, they will boost Loulo’s total gold output from the current level of 250 000 ounces of gold per year - produced by its two existing open-pit mines - to 400 000 ounces in 2010.

In the meantime, continuing exploration at Loulo increased its reserves from 6.8 million to 7.4 million ounces of gold last year, net of depletion by mining, and there is considerable scope for further growth, says chief executive Mark Bristow.

“In fact, Loulo is not just a world-class gold mine; it also has the potential to become the hub of what we believe to be one of Africa’s most exciting emerging goldfields, the Kenieba Inlier, which already hosts a number of multi-million ounce deposits,” Bristow said.

“Because of our interest in this area, we have built a landholding of 14 000 km² around Loulo. Some 100 kilometres to the west, across the border in Senegal, we control a further 7 000 km², which includes the recently discovered and very exciting Massawa target. The substantial infrastructure we have established at Loulo gives us the ideal base for significant brownfield expansion in this region.”

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Dr Mark Bristow +223 675 0122 +44 788 071 1386	Loulo Mine General Manager Amadou Konta +223 674 4831	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2006 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2007. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.